Christopher J. Locke

Senior Vice President and Chief Financial Officer

February 26, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: William H. Thompson, Accounting Branch Chief

Re:	Rewards Network Inc.

Forms 10-K and 10-K/A for the fiscal Year Ended December 31, 2008

Filed March 12, 2009 and April 29, 2009, respectively

File No. 001-13806

Dear Mr. Thompson:

The purpose of this letter is to confirm the outcome of our call yesterday with the Division of Corporate Finance of the Securities and Exchange Commission staff (“SEC staff”) relating to our accounting treatment for our Marketing Credits Program and our proposed disclosures around a change in presentation of our statements of income.

Discussion with the SEC Staff

First, we understand that the SEC staff no longer has questions about whether the purchase of dining credits should be accounted for like an investing transaction based upon a reverse application of ASC 470-10-25 and we will not change our accounting treatment of the Marketing Credits Program with respect to this issue. Second, we will change the presentation of our revenues to net of the redemption of dining credits used beginning with our Form 10-K for 2009.

Proposed Disclosures Relating to Change in Presentation

The change in presentation from gross to net revenues includes reporting our revenues net of dining credits used. The following is the proposed language we will include in our Form 10-K. We have not yet finalized our 2009 results; therefore we included 2008 and 2007 information only. We will have similar language in our earnings release. The change in presentation only affects our presentation of revenues and does not affect earnings.

Two North Riverside Plaza, Suite 950 — Chicago, Illinois 60606 — Phone: 312-521-6767 — Fax: 312-521-6768 — www.rewardsnetwork.com

Income Statement Presentation

The following is our proposed format for our statements of income.

	For the Years Ended
	2008	2007
Operating revenues:
Revenues (gross amounts billed of $244,913 and $225,107, respectively)	$116,642	$113,490
Membership fees	1,271	1,712

Total revenues	117,913	115,202

Direct expenses:
Member benefits	29,660	36,869
Provision for losses	11,614	10,896
Processing fees	1,159	1,212

Total direct expenses	42,433	48,977

Gross profit	75,480	66,225

Operating expenses:
Salaries and benefits	22,090	20,393
Sales commissions and expenses	19,862	20,557
Professional fees	3,022	2,618
Member and client marketing	3,567	6,919
Depreciation and amortization	5,437	4,971
General and administrative	13,168	14,150
Litigation and related benefit	(43)	(13,242)

Total operating expenses	67,103	56,366

Operating income	8,377	9,859

Other income (expense):
Interest and other income	647	2,573
Interest expense and financing costs	(1,715)	(2,952)
Gain on extinguishment of convertible subordinated debentures	266	739

Income before income tax provision	7,575	10,219

Income tax provision	2,766	3,254

Net income	4,809	$6,965

Earnings per share of common stock:
Basic	$0.53	$0.77

Diluted	$0.53	$0.77

Weighted average number of common and common equivalent shares outstanding:
Basic	9,058	8,997

Diluted	9,158	9,054

Management’s Discussion and Analysis of Financial Condition and Results of Operations Disclosure

We will continue to disclose the components of our revenues in the Management’s Discussion and Analysis of Financial Conditions and Results of Operations similar to our previous disclosures. The following table will be included in our MD&A disclosures.

	2008				2007
	Marketing Credits Program	Marketing Services Program	Membership Fees	Total	Marketing Credits Program	Marketing Services Program	Membership Fees	Total
Restaurant count as of December 31, 2009 and 2008, respectively	6,293	3,595		9,888	6,488	3,054		9,542
Number of qualified transactions(1)	6,419	3,178		9,597	5,704	2,900		8,604
Average transaction amount(1)	$45.18	$46.32		$45.55	$47.66	$47.99		$47.77
Qualified transaction amount(1)	$289,979	$147,192		$437,171	$271,879	$139,172		$411,051
Rewards Network percentage share of qualified transaction amount (1) (2)	76.3%	16.1%		56.0%	74.0%	17.2%		54.8%
Rewards Network share of qualified transaction amount and membership fees(1)	$221,155	$23,758	$1,271	$246,184	$201,133	$23,974	$1,712	$226,819
Redemption of dining credits(1)	128,271	—	—	128,271	111,617	—	—	111,617

Total Revenues	$92,884	$23,758	$1,271	$117,913	$89,516	$23,974	$1,712	$115,202

Revenue as a percentage of qualified transaction amount(1) (2)	32.0%	16.1%		27.0%	32.9%	17.2%		28.0%

Member benefits	$14,538	$6,228	$—	$20,766	$18,589	$9,297	$—	$27,886
Bonus rewards	3,256	1,662	—	4,918	2,347	1,206	—	3,553
Partner Commissions	2,663	1,313	—	3,976	3,759	1,671	—	5,430

Total member benefits	$20,457	$9,203	$—	$29,660	$24,695	$12,174	$—	$26,869

	2008				2007
	Marketing Credits Program	Marketing Services Program	Membership Fees	Total	Marketing Credits Program	Marketing Services Program	Membership Fees	Total
Provision for losses	$11,614	$—	$—	$11,614	$10,896	$—	$—	$10,896
Processing fees	$750	$409	$—	$1,159	$794	$418	$—	$1,212

Gross Profit	$60,063	$14,146	$1,271	$75,480	$53,131	$11,382	$1,712	$66,225

(1)	Supplemental operating and statistical data. See the following paragraph for a complete description.
(2)	Total percentages exclude membership fees.

10-K Footnote Disclosure

The following language will be added to our existing footnote disclosures.

Changes in Statements of Income Presentation

Effective in the fourth quarter of 2009, the Company revised certain aspects of its income statement presentation. Most prominently, the Company changed its reporting of revenues from the Marketing Credits Program net of the redemption of dining credits. Historically, the Company reported its share of member dining transactions as gross sales and the redemption of dining credits, previously referred to as cost of sales, as a direct expense in the statement of income. All prior periods have been revised to reflect the net presentation. This change resulted in a reduction of previously reported sales of $128,271 and $111,617 in 2008 and 2007, respectively, and corresponding reductions in cost of sales in those periods. The change in presentation had no effect on pre-tax income or net income.

In conjunction with the change from gross to net reporting related to the redemption of dining credits, the Company has also revised the descriptions and placement of certain other income statement captions to provide a more meaningful presentation of its income and expenses. These changes include presenting membership fees as a component of revenues, rather than as a separate component of operating income; changing the term “net revenues” to gross profit to more clearly describe the nature of the subtotal; and separately disclosing processing fees, which had previously been included in the cost of dining credits in the cost of sales caption, as a separate direct expense.

Segment Information

ASC 280-10, “Segment Reporting,” establishes standards for reporting information about operating segments. This standard defines operating segments as components of an enterprise which separate financial information is available and which is regularly evaluated by management, namely the chief operating decision maker of an organization, in order to make operating and resource allocation decisions. The Company has concluded that it operates in one business segment. As described in Note 1, the Company primarily offers two programs to restaurants, the Marketing Credits Program and the Marketing Services Program. Revenues from the Marketing Credits Program were $92,884 and $89,516 for 2008 and 2007, respectively and revenues from the Marketing Services Program were $23,758 and $23,974 for 2008 and 2007, respectively.

We feel the above disclosures appropriately outline our change in presentation. We welcome the SEC staff’s input on our suggested presentation and disclosure.

Sincerely,

/s/ Christopher J. Locke
Christopher J. Locke
Senior Vice President and Chief Financial Officer